Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

November 27, 2013

VIA EDGAR
Mr. Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
DWS Global Growth Fund, a series of DWS Global/International Fund, Inc. (Reg. Nos. 033-05724 and 811-04670) (Post-Effective Amendment No. 112) and DWS International Value Fund and DWS International Fund, each a series of DWS International Fund Inc. (Reg. Nos. 002-14400 and 811-00642) (each a “Fund” and collectively, the “Funds”)

Dear Mr. Di Stefano,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on November 18, 2013 relating to the above-captioned Post-Effective Amendment filed with the SEC on October 2, 2013.

The Staff’s comments are restated below, followed by the Funds’ responses.

Prospectus Comments

DWS International Value Fund:

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the fee table will extend for at least one year from the effective date of the prospectus.  Also, please confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response:  The Fund’s expenses are not subject to a contractual expense waiver/reimbursement that extends for one year from the effective date of the prospectus and the related disclosure in the fee table has been omitted from the final prospectus.  In addition, the Fund is not aware of any arrangements to allow Deutsche Investment Management Americas Inc. (the “Advisor”) to recoup any payments made pursuant to the Fund’s expense waiver/reimbursement arrangements.

2.    Principal Investment Strategy

a.
Comment:  The prospectus indicates that the Fund invests at least 80% of assets “in the stocks and other securities with equity characteristics of non-US companies.”  Please specify the types of other securities that may be acquired by the Fund.

Response:  The prospectus currently includes the following language within the same paragraph discussed in the comment:  “The fund’s equity investments are mainly common stocks, but may also include other types of equities such as preferred stocks or convertible securities.”  The Fund believes that the noted sentence provides the requested disclosure.

b.	Comment: Under the discussion of management process, please include a discussion of how the Fund’s portfolio managers decide when to sell securities.

Response:  Appropriate disclosure has been added to the prospectus.

DWS Global Growth Fund

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the fee table will extend for at least one year from the effective date of the prospectus.  Also, please confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response:  The Fund confirms that the Advisor has contractually agreed to maintain any expense waiver/reimbursement arrangements reflected in the Fund’s fee table for at least one year from the effective date of the prospectus.  In addition, the Fund is not aware of any arrangements to allow the Advisor to recoup any payments made pursuant to the expense waiver/reimbursement arrangements.

2.   Principal Investment Strategy

a.	Comment: Please confirm that Fund’s investment strategy is consistent with SEC Staff policies regarding the use of the term “Global” in a fund name.

Response:  The Fund believes its investment strategy is consistent with Staff policies regarding the use of the term “Global” in a fund name.  The Fund’s Statement of Additional Information includes a non-fundamental policy which reads: “the fund will generally invest in at least three different countries and will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the fund’s net assets.”

3.   Derivatives

a.	Comment: Confirm that specific derivatives that are used as part of the Fund’s principal investment strategy are described in the “Derivatives” section under “Principal Investment Strategy.”

Response:  The Fund believes that its disclosure in the “Derivatives” section under “Principal Investment Strategy” (in both the summary and “Fund Details” parts of the prospectus) regarding the use of derivatives by the Fund is appropriate in light of the Fund’s circumstances.

4.   Past Performance

a.	Comment: Please confirm that the bar chart showing Calendar Year Total Returns includes all years from 2003 through 2012.

Response:   Performance for all relevant years has been included.

DWS International Fund

1.  Expense Waiver/Reimbursement Arrangements

a.
Comment:  Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the fee table will extend for at least one year from the effective date of the prospectus.  Also, please confirm that the Fund’s investment advisor does not expect to recoup any payments made pursuant to such expense waiver/reimbursement arrangements.

Response:  The Fund’s expenses are not subject to a contractual expense waiver/reimbursement that extends for one year from the effective date of the prospectus and the related disclosure in the fee table has been omitted from the final prospectus.  In addition, the Fund is not aware of any arrangements to allow the Advisor to recoup any payments made pursuant to the Fund’s expense waiver/reimbursement arrangements.

2.   Principal Investment Strategy

a.	Comment: Please confirm that Fund’s investment strategy is consistent with SEC Staff policies regarding the use of the term “International” in a fund name.

Response:  The Fund believes its investment strategy is consistent with Staff policies regarding the use of the term “International” in a fund name.  The Fund’s Statement of Additional Information includes a non-fundamental policy which reads: “the fund will generally invest in at least three different countries excluding the United States.”  In addition, the Fund’s principal investment strategy, as stated in the prospectus, is to invest at least 65% of its total assets in foreign equities.

b.
Comment:  The prospectus indicates the Fund may invest in foreign debt securities.  Does portfolio management employ any policies regarding debt quality, maturity and duration?  If so, please reference relevant strategies.

Response:  Portfolio management does not employ specific policies regarding debt quality, maturity and duration with regard to the Fund’s investment in foreign debt securities.  The Fund notes, however, that its Statement of Additional Information includes a non-fundamental policy which reads” “the fund will invest no more than 5% of its total assets in securities rated BB or lower by Moody’s or Ba by S&P”.

3.   Derivatives

a.	Comment: Confirm that specific derivatives that are used as part of the Fund’s principal investment strategy are described in the “Derivatives” section under “Principal Investment Strategy.”

Response:  The Fund believes that its disclosure in the “Derivatives” section under “Principal Investment Strategy” (in both the summary and “Fund Details” parts of the prospectus)  regarding the use of derivatives by the Fund is appropriate in light of the Fund’s circumstances.

4.       Main Risks

a.	Comment: Please consider whether the risk disclosure regarding investment in lower-rated debt securities is sufficient.

Response:   Additional disclosure regarding risks of investing in lower-rated debt securities has been added to the Fund’s prospectus.

All Funds:

1.  Other Policies and Risks

a.	Comment: Please consider which of the Funds should include disclosure regarding the provision of shareholder notice prior to a Fund making changes to investment policies.

Response:  The Funds believe that existing disclosure is appropriate, as only DWS International Value Fund has an 80% investment policy and is required to provide 60 days’ notice of changes to that investment policy.

In addition to the foregoing comments, the Staff noted that asset segregation in connection with the Funds’ positions, if any, in total return swaps should be done in a manner the Funds believe is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff.  The Registrants understand that the SEC or the Staff could issue further guidance in this area.

If you have any questions regarding the foregoing or need additional information, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum
Laura McCollum
Vice President & Counsel

cc:           Elizabeth Reza, Esq., Ropes & Gray LLP

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